As filed with the Securities and Exchange Commission on January 15, 2002

Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MARTEK BIOSCIENCES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-1399362 (I.R.S. Employer Identification Number)

6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Henry Linsert, Jr.
Chief Executive Officer
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Michael J. Silver
Hogan & Hartson L.L.P.
111 South Calvert Street, 16th Floor
Baltimore, Maryland 21202
(410) 659-2700

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

			Proposed maximum
Title of each class of	Amount to be	Proposed maximum	aggregate offering	Amount of
securities to be registered	registered	offering price per share (1)	price (1)	Registration Fee

Common Stock, $.10 par value(2)	1,177,000 shares	$21.62	$25,446,740	$6,082

(1)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee and based upon the average of the high and low prices per share of Martek Biosciences Corporation’s common stock, on January 8, 2002, as reported on the Nasdaq Stock Market’s National Market, of $21.62.

(2)	Includes Series A Preferred Share Purchase Rights attached thereto, for which no separate fee is payable pursuant to Rule 457(i).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS SUMMARY
MARTEK BIOSCIENCES CORPORATION
THE OFFERING
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
RISK FACTORS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
Opinion of Hogan & Hartson L.L.P.
Consent of Ernst & Young, LLP

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	Subject to Completion dated January 15, 2002

MARTEK BIOSCIENCES CORPORATION

1,177,000 Shares of Common Stock

     We have prepared this prospectus to allow the selling stockholders we identify in this prospectus to sell up to 1,177,000 shares of our common stock. The selling stockholders acquired the shares in a private placement. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

     Our common stock is traded on the Nasdaq Stock Market under the symbol “MATK.” On January 14, 2002, the last reported sale price of our common stock on Nasdaq was $29.62 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January ___, 2002.

PROSPECTUS SUMMARY

     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

MARTEK BIOSCIENCES CORPORATION

     We develop, manufacture and sell products from microalgae. Our products include: (1) specialty, nutritional oils for infant formula; (2) nutritional supplements and food ingredients that may play a beneficial role in promoting mental and cardiovascular health, and in the development of the eyes and central nervous system in newborns; and (3) new, powerful fluorescent markers for diagnostics, rapid miniaturized screening, and gene and protein detection.

     Martek Biosciences Corporation was founded in 1985. Our principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045, and our telephone number is (410) 740-0081.

THE OFFERING

Common stock offered by selling stockholders	1,177,000 shares

Use of proceeds	Martek Biosciences Corporation will not receive any proceeds from the sale of shares in this offering.

Nasdaq National Market symbol	MATK

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). You may read and copy the registration statement and any other document we file at the following SEC public reference rooms:

Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	500 West Madison Street 14th Floor Chicago, Illinois 60661	233 Broadway 13th Floor New York, New York 10279

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-732-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information and the information we set forth in this prospectus. We incorporate by reference the documents listed below (and any amendments thereto) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the fiscal year ended October 31, 2001; and

•	The description of our common stock contained in Form 8-A, as amended, filed on November 5, 1993.

     To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Chief Financial Officer Martek Biosciences Corporation 6480 Dobbin Road Columbia, Maryland 21045 (410) 740-0081

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about: regulatory approval of our product candidates, market size for our products, timing of regulatory approvals and commercial introduction of our products and potential results of clinical trials. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects”, “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our estimates and assumptions only as of the date they are made and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

RISK FACTORS

     The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business, financial condition and results of operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected.

     An investment in our stock is very speculative and involves a high degree of risk. You should consider carefully the following important factors, as amended or modified in reports that we file subsequent to the date of this prospectus, as well as the other information contained or incorporated by reference in this registration statement, before purchasing our stock.

WE HAVE EXPERIENCED NET OPERATING LOSSES SINCE OUR INCEPTION, ARE LIKELY TO CONTINUE TO EXPERIENCE NET OPERATING LOSSES IN THE SHORT TERM, AND MAY NEVER BECOME PROFITABLE.

We have experienced net operating losses since our inception. As of October 31, 2001, we have an accumulated deficit of $103,327,000. Until we realize significant revenues from sales of our nutritional products, we expect to continue to experience net operating losses. Our balance of cash and cash equivalents at October 31, 2001 was approximately $20.6 million and as of October 31, 2001, we had approximately $6 million in short term investments and marketable securities. In December 2001, we closed a private placement of our stock which gave us additional net proceeds of approximately $21 million. We have a current balance of cash and liquid investments of approximately $44 million at December 31, 2001. Although this cash should allow us to meet our operating needs for at least the next 12 months, we must achieve sustained profitability to generate the cash necessary to be a viable business in the long term, and at this time we have not yet generated a sustained source of revenues to achieve this.

IF OUR INFANT FORMULA LICENSEES DELAY THE LAUNCHING OF PRODUCTS CONTAINING OUR NUTRITIONAL OILS IN THE UNITED STATES, OR INFANT FORMULA PRODUCTS CONTAINING OUR NUTRITIONAL OILS DO NOT GAIN WIDESPREAD ACCEPTANCE IN THE UNITED STATES, OR OUR INFANT FORMULA LICENSEES DO NOT BROADEN THEIR USE OF OUR NUTRITIONAL OILS IN THEIR PRODUCTS OVERSEAS, WE MAY NOT BE ABLE TO REACH REVENUE LEVELS THAT WOULD ALLOW US TO BE PROFITABLE.

Nutritional product sales and royalties are likely to be our main source of revenues in the future. Although we sell some of our nutritional oils into the adult nutritional products market, over 90% of our current nutritional product revenues come from our license agreements with infant formula manufacturers. As such, we depend on the licensees' sales of products that include our nutritional oils. Although some of our licensees have included our nutritional oils in some of their products outside the United States, and two of our licensees have announced plans to launch infant formula supplemented with our nutritional oils in the United States in early 2002:

•	our licensees in the United States may delay launching or not follow through with their planned launches of products containing our oils;
•	infant formula supplemented with our nutritional oils may not gain widespread acceptance in the United States;
•	additional licensees may not introduce infant formula products containing our nutritional oils in the United States; or
•	our licensees may not broaden their use of our nutritional oils overseas.

If these events occur and we do not recognize significant revenues as a result of increased product introductions, we do not expect to be profitable from the sale of nutritional oils to our licensees.

Ultimately our success in the infant formula industry depends on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Notwithstanding existing clinical results that have demonstrated the beneficial effects of adding our nutritional oils to infant formula, some experts in the field of infant nutrition do not believe that our nutritional oils are necessary or that they provide any long-term beneficial effects. There have also been clinical studies where no beneficial effects have been found, possibly due to dose, duration or other factors. Also, many experts recommend that mothers breastfeed rather than use infant formulas whether or not they contain our nutritional oils. Some experts also believe that infant formula without our oils contains sufficient precursor fats that infants can convert into DHA and ARA as needed. In addition, some physicians are unimpressed by studies showing that infant formulas fortified with our oils improve infants’ cognitive ability at early ages, suggesting that these results may not carryover to improved results later in life. Due to these differences in opinion, we are subject to the risk that the use of DHA and ARA in infant formula may never gain widespread acceptance.

IF OUR LICENSEES DO NOT SATISFY RELEVANT REGULATORY REQUIREMENTS FOR THE USE OF OUR NUTRITIONAL SUPPLEMENTS IN INFANT FORMULAS, THEY WILL NOT BE ABLE TO MARKET FORMULA CONTAINING OUR PRODUCTS.

Many of our products and the manufacturing and marketing of these products are subject to extensive regulation by the FDA and similar regulatory authorities in other countries depending on the product type and method of manufacture. For example, the FDA regulates, to varying degrees and sometimes in very different ways, infant formulas, dietary supplements, foods, medical foods, animal feed and pharmaceutical products.

In May 2001, the FDA completed its review of our generally recognized as safe (“GRAS”) notification. The agency issued a letter notifying us that the FDA had no further questions regarding our conclusion that our DHASCO® and ARASCO® oil blend is GRAS when used in specific ratios in infant formula. Our licensees are responsible for satisfying the required statutory and regulatory pre-market notifications with the FDA before launching a product that contains our oils in the United States. On January 10, 2002, one of our licensees, Mead Johnson Nutritionals, announced that it will be introducing a new infant formula supplemented with our oils in early February under the brand name Enfamil LIPIL ™ in the United States. Additionally, on January 10, 2002, another licensee, The Ross Products Division of Abbott Laboratories, announced that it also plans to launch an infant formula supplemented with our oils in the United States in early 2002. The ultimate timing of launches of supplemented formula by our licensees, however, is not under our control, and there can be no assurance that these launches will not incur significant delays that may materially and adversely affect the timing of the introduction of infant formulas containing our products in the United States.

IF ADDITIONAL POSITIVE CLINICAL RESULTS ARE NOT OBTAINED, WE MAY NOT BE ABLE TO DEVELOP A PROFITABLE MARKET FOR OUR NUTRITIONAL OILS OUTSIDE OF THE INFANT FORMULA MARKET.

Approximately 10% of our current nutritional product revenues come from sales of our nutritional oils to distributors and directly to consumers in the adult supplement market. Investigators at universities and at other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks, including increased cardiovascular problems, cystic fibrosis, cancer, and neurological and visual disorders. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. Although clinical data is not required to market nutritional supplements to consumers or distributors outside of the infant formula market, we believe that further clinical studies are needed to validate the benefits of DHA supplementation. Accordingly, we have recently begun sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and breast cancer, and we, as well as others, are conducting research regarding the impact of DHA supplementation on cystic fibrosis and certain visual and neurological disorders. Unless these studies, which are more extensive than earlier pilot studies, establish and quantify the positive impact of DHA supplementation, we may only have a limited adult nutritional supplement market opportunity.

EVEN IF OUR PRODUCTS DO OBTAIN WIDESPREAD ACCEPTANCE, WE MAY NOT BE ABLE TO PRICE THE PRODUCTS AT A LEVEL THAT WOULD ALLOW US TO BE PROFITABLE.

Infant formula pricing is very competitive and the market is very sensitive to product price changes. Because the inclusion of our oils into infant formula may add 10% to 20% to the retail cost of standard infant formula, there is the risk that our licensees may never be able to sell supplemented products at a price that will allow them to gain broad market acceptance while at the same time be profitable. Although our current contracts with licensees outline product pricing and royalty rates, we cannot predict whether these pricing structures will allow our licensees to be competitive in the future. If we have to reduce our prices, we may not be able to sell products at a price that would enable us to be profitable. Since December 2000, over 95% of our sales to infant formula licensees have been made under all-inclusive pricing, and we anticipate that this trend will continue for future sales to infant formula licensees. We do not believe that this change is material to investors as the economics of all-inclusive pricing is similar to the royalty bearing arrangements, with the current transfer price and royalty combined into one price with a slight discount. Although either our all-inclusive pricing structure or the royalty bearing arrangements will enable us to achieve profitability if our products receive widespread acceptance, we cannot predict whether either of these pricing structures will enable our licensees to achieve success marketing these products. None of our license agreements requires our licensees to purchase any minimum amount of products from us now or in the future and all of our license agreements allow our licensees to manufacture our products themselves or purchase nutritional oils from other sources.

IF WE ARE UNABLE TO INCREASE OUR PRODUCTION CAPACITY OR ENTER INTO FAVORABLE AGREEMENTS WITH THIRD PARTIES TO PRODUCE OUR OILS, OUR CUSTOMERS MAY NOT BE ABLE TO OBTAIN A SUFFICIENT SUPPLY OF DHA AND ARA AT A COMMERCIALLY REASONABLE PRICE TO GAIN A BROAD ACCEPTANCE OF THESE PRODUCTS AND OUR FUTURE REVENUES FROM THESE PRODUCTS MAY BE LIMITED.

To meet our customers’ projected demand for our nutritional oils, we have developed a process for the large-scale production of our oils at our Winchester, Kentucky manufacturing plant. We estimate the worldwide infant formula market to be approximately $6 to $8 billion. If our licensees were to penetrate 100% of this market with DHA and ARA supplemented formulas, we estimate that we would receive approximately $350 to $400 million in revenues annually from these sales. To date, our licensees have penetrated less than 5% of the worldwide infant formula market. While our current production level in our plant is sufficient to meet this current demand, if demand increases beyond our current production capabilities, we may be unable to produce the required quantities of oil cost effectively. Although our licensees have a right to manufacture DHA and ARA, we are not aware of any of our licensees doing so or preparing to do so. We estimate that it may take a licensee approximately one year or more to develop their process of making our oils. Accordingly, if we are unable to meet demand, our licensees may not be able to manufacture product themselves for at least one year. We believe that we can increase production to supply approximately 20% to 30% of the worldwide infant formula market with additional capital expenditures. However, our ability to maintain commercial production at those levels at our plant has not been successfully tested. In 2001, we initiated plans to expand our existing facility in Winchester, KY to accommodate increased production. We believe that this buildout, which should more than double our production capacity at our plant, will cost as much as $15 million. In addition, to further increase our production capacity, in December 2001 we signed a non-binding letter of intent to acquire certain assets and assume certain liabilities of FermPro, a contract fermentation company. FermPro’s production facility consists of a 150 acre site in Kingstree, South Carolina with fermentation, recovery, laboratory and warehousing components. The facility will provide us with extensive production expansion capabilities for manufacturing our nutritional oils, as well as a highly trained workforce. We have also conducted DHA production trials with third party manufacturers. However, we do not currently have a third party manufacturing agreement in place to supply us with DHA-containing oil. If we are unable to cost effectively manufacture our DHA-containing oils at our plant, unable to complete the acquisition of FermPro, unable to enter into a favorable third party manufacturing agreement, or our licensees are unable to find alternative sources for our DHA-containing oils, our licensees may not be able to meet demand and our revenues may be limited in the future.

Although we are able to produce ARA-containing oil at our Winchester plant, we have entered into an agreement with a third party manufacturer, DSM, to supply our ARA-containing oil. We believe that DSM can provide us with sufficient quantities of ARA oil to supply approximately 20% to 30% of the worldwide infant formula market. If DSM fails to supply us with required amounts under the contract, we would not be able to meet our customers’ demands. In this case, we would have to either manufacture the ARA-containing oil at our plant, which would reduce our DHA-containing oil production capacity, or enter into other third party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost effectively manufacture the ARA-containing oil in our Winchester plant, our licensees may not be able to meet future product demand and our future revenues from sales of ARA-containing oils may be limited.

BECAUSE WE ARE STILL IN THE EARLY STAGES OF PRODUCT DEVELOPMENT, WE WILL NEED SIGNIFICANT ADDITIONAL CAPITAL TO EXPAND OUR PRODUCTION CAPABILITY, CONTINUE OUR RESEARCH AND DEVELOPMENT EFFORTS, CONDUCT PRODUCT TESTING, INCLUDING PRECLINICAL AND CLINICAL TRIALS, AND MARKET OUR PRODUCTS.

We have a number of products that are in the early stages of research and development, product testing, manufacturing or marketing. Our nutritional oils sales are increasing, and meeting future demand will require expanding our production capability for DHA oil. We estimate that our initial expansion plan may cost up to $15 million. Although at December 31, 2001 we had approximately $44 million in cash and cash equivalents available to meet these capital requirements, we believe that additional funds of $10 to $20 million may be needed in the longer-term to fund additional expansion of our production capacity (either at our Winchester, KY facility or at other third party manufacturing facilities), our research and development, product testing, and marketing activities. The timing and extent of our additional cash needs will primarily depend on the timing and extent of future launches of infant formula products containing our oils by our licensees, and our ability to generate profits from the sales of these oils.

To continue to fund our growth, we will pursue various sources of funding, which may include equity issuances, debt financing, asset based borrowing, lease financing, and collaborative arrangements with partners. Because debt financing arrangements may require us to comply with financial covenants, we may not be able to secure debt financing on terms acceptable to us. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products or expansion of our production capacity. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patents, that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs which may have a materially adverse affect on our future business.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE A HIGH LEVEL OF VOLATILITY DUE TO FACTORS SUCH AS ITS RELATIVE ILLIQUIDITY, THE VOLATILITY IN THE MARKET FOR BIOTECHNOLOGY STOCKS GENERALLY, AND THE EFFECT OF SHORT TERM EVENTS LIKE PRODUCT LAUNCHES AND LICENSE ANNOUNCEMENTS.

We are a public emerging growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending October 31, 2001, our common stock price has traded between $28.50 and $12.00. During the fifty-two week period ending October 31, 2000, our common stock price ranged from $7.375 to $32.00. The following are examples of items that may significantly impact the market price for our common stock:

•	announcements of technical innovations, new commercial products, product launches, new license arrangements or strategic partnerships by us or our competitors;

•	patent or other intellectual property disputes;

•	quarterly fluctuations in our results of operations;

•	regulatory decisions (approvals or disapprovals) concerning our products and our competitors’ products; and

•	general market conditions for emerging growth companies and bioscience companies.

Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to handle a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

The market liquidity for our stock is very low. As of December 31, 2001, we had 20,756,786 shares of common stock outstanding. Since our initial public offering of common stock on November 23, 1993, the average daily trading volume in our common stock as reported on the NASDAQ National market has been 73,629 shares. The average trading volume in our common stock during the fifty-two week period ending October 31, 2001 was 76,087 shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell and the price at which you are able to sell your shares of common stock.

IF SIGNIFICANT SHARES ELIGIBLE FOR FUTURE SALE ARE SOLD OR REGISTRATION RIGHTS ARE EXERCISED, THE RESULT MAY DEPRESS OUR STOCK PRICE BY INCREASING THE SUPPLY OF OUR SHARES IN THE MARKET AT A TIME WHEN DEMAND MAY BE LIMITED.

Because we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing, and the manufacturing or marketing of our products, we may need to raise additional capital through the sale of equity securities. As of December 31, 2001, we had 20,756,786 shares of common stock outstanding, stock options outstanding to purchase an aggregate of 3,478,730 shares of common stock at various exercise prices ranging from $6.25 to $34.25 per share, and warrants outstanding to purchase up to 664,072 shares of common stock at exercise prices between $7.51 and $19.05. To the extent that these options and warrants for our common stock are exercised, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities. Additionally, some of our stockholders who bought shares or warrants from us in private placements have registration rights. If the stockholders were to exercise their registration rights when we are seeking to raise capital by selling stock in a registered offering, the result could effectively prevent us from doing so.

OUR CURRENT PATENTS MAY NOT BE ABLE TO PROVIDE PROTECTION AGAINST COMPETITIVE PRODUCTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY PORTFOLIO IN THE FUTURE.

European and United States patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competitors with competing technology because governmental agencies may revoke our patents for being too broad or may limit the scope of our patents. If this happens, companies may be able to produce products using our previously patented technology.

OmegaTech, Inc., Monsanto Corporation, Aventis S.A. and Nagase & Co. Ltd. are challenging our European patent covering our DHA-containing oils. At a hearing in October 2000, a division of the European Patent Office revoked our patent on the grounds that it is too broad. We immediately appealed this ruling, and as a result, our patent was reinstated so that it will remain in effect during the appeal process, which is not expected to be completed until sometime in 2004, at the earliest. If the revocation is upheld upon our appeal, or any other challenges to our patents are successful, our competitors may be able to produce our products and, as a result, we may experience decreases in the future sales of our nutritional oils, decreases in the revenues on sales of infant formula containing our oils and decreases in license fees related to our oils. Although our revenues may decrease under our license agreements, the revocation of our European DHA patent would not terminate any of our license agreements.

With respect to our ARA patent issued by the European Patent Office (“EPO”), BASF A.G., F. Hoffman – LaRoche A.G., Friesland Brands B.V., OmegaTech Inc., Societe des Produits Nestle S.A., and Suntory Limited have filed their grounds for opposing this patent with the Opposition Division of the EPO. The validity of the patent is unaffected by these filings. The opposition process is not expected to be completed until sometime in 2006, at the earliest.

OmegaTech has indicated to us orally that it may undertake an effort in Australia to challenge the validity of our DHA, ARA and mixed-oil patents.

We expect that in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We are aware that our European DHA and ARA patents are being challenged and believe that challenges to our European patent covering our blend of DHA and ARA as well as our suite of U.S. patents may arise in the future. We may also incur substantial costs in the future defending our patents.

WE ARE AWARE OF SEVERAL PRODUCTS THAT ARE CURRENTLY AVAILABLE, AND PRODUCTS UNDER DEVELOPMENT, THAT MAY PRESENT A SERIOUS COMPETITIVE THREAT TO OUR PRODUCTS.

Our success depends upon achieving and maintaining a superior competitive position in infant formula and adult nutritional product markets. Many of our competitors, which include BASF, F. Hoffman-LaRoche Ltd., OmegaTech, Inc., Monsanto Corporation, Aventis S.A. and Nagase & Co. Ltd., have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. If a competitor develops a better product or technology, our products or technologies may be rendered obsolete.

We believe that, to date, we have developed the most efficient production method and purest forms of DHA and ARA oils; however, we are aware that other methods of producing DHA and ARA are available. Although no company has yet received approval to market these products in infant formula in the United States, some infant formulas and other products now on the market outside the United States use oils derived from other sources, such as fish or eggs. We are aware of the development of a DHA-containing fish oil which provides an alternative to our DHA oil for infant formula applications. Although it is a lower cost product relative to our DHA, fish oil has odor, stability and taste characteristics that may limit its usefulness. Only a very small percentage of currently marketed supplemented infant formulas contain DHA and ARA that have not been produced by us. Currently, fish oil based products dominate the adult DHA supplement market. We are aware of the development of microencapsulated fish oil products by several large companies, including BASF and F. Hoffman-LaRoche Ltd. Although microencapsulation of the oil resolves much of the odor, stability and taste issues found with fish oil, a microencapsulated product is significantly more costly than regular fish oil. Because fish oil is significantly less costly than our DHA oil, fish oil presents a substantial competitive threat to our Neuromins® DHA. None of these companies has yet received approval to include DHA derived from fish oil or eggs in infant formula within the United States; however, some of these companies have received approval to include DHA derived from fish oil in infant formula in Asia and DHA and ARA derived from eggs in infant formula in Europe.

We are also aware that OmegaTech, Inc., an early stage company, is able to produce DHA from a strain of fungus and is presently marketing this product in animal feeds as well as in adult nutritional supplements. OmegaTech, Inc. is currently challenging our European DHA and ARA patents and, if their challenges are upheld on appeal, their ability to compete with us would be strengthened. Although, based on the strength of our intellectual property, we do not believe that OmegaTech’s source of DHA will present a significant threat in infant formula supplementation, we are currently unable to predict the future degree of competitive threat that OmegaTech’s DHA may present to us in the areas of adult nutrition.

SELLING STOCKHOLDERS

     We are registering all 1,177,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from selling stockholders as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus (collectively, the “Selling Stockholders”) to resell the shares when they deem appropriate.

     The following table sets forth the following information with respect to each Selling Stockholder as of the date of this prospectus: (i) name of the Selling Stockholder; (ii) the number of shares of Martek common stock each Selling Stockholder beneficially owned before this offering; (iii) the number of shares of common stock the Selling Stockholder is offering; and (iv) the number and percentage of total outstanding shares of Martek common stock that the Selling Stockholder will beneficially own after the Selling Stockholder sells all of the shares in this offering. Except as set forth in the table below, none of the Selling Stockholders has had a material relationship with us within the last three years other than as a result of the ownership of the shares or other securities of Martek. We do not know how long the Selling Stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the Selling Stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below.

     The applicable percentage of total Martek outstanding Shares beneficially owned after the offering is based on 20,756,786 shares of Common Stock outstanding on December 31, 2001, giving effect to the issuance of 1,177,000 shares to the Selling Stockholders in the private placement.

				Percentage of
				Total
	Number of		Number of	Outstanding
	Shares		Shares	Shares
	Beneficially	Number of	Beneficially	Beneficially
Name of Selling	Owned Before	Shares	Owned After	Owned After
Stockholder	the Offering	Offered	the Offering	the Offering

Addison Clark Fund, L.P.	105,869	66,105	39,764	*
Addison Clark Offshore Fund, LTD	133,831	83,895	49,936	*
Brady Retirement	15,400	7,700	7,700	*
Catalyst International Ltd.	1,550	1,550	0	—
Catalyst Partners, L.P.	50,450	50,450	0	—

				Percentage of
				Total
	Number of		Number of	Outstanding
	Shares		Shares	Shares
	Beneficially	Number of	Beneficially	Beneficially
Name of Selling	Owned Before	Shares	Owned After	Owned After
Stockholder	the Offering	Offered	the Offering	the Offering

Crosslink Crossover Fund III, LP	255,300	172,700	82,600	*
Crosslink Partners Fund, L.P.	22,400	15,700	6,700	*
Deerfield International Limited	163,901	163,901	0	—
Deerfield Partners, L.P.	386,099	386,099	0	—
DMG Legacy Fund LLC	3,000	3,000	0	—
DMG Legacy Institutional Fund LLC	27,000	27,000	0	—
DMG Legacy International Ltd.	45,000	45,000	0	—
Geary Partners	71,820	35,900	35,920	*
Offshore Crosslink Crossover Fund III, Unit Trust	17,300	11,600	5,700	*
Presidio Partners	112,780	56,400	56,380	*
The Gordon S. Macklin Family Trust under Agreement dated 7/7/94 (1)	40,000	20,000	20,000	*
Westfield Life Sciences Fund L.P.	19,200	19,200	0	—
Westfield Life Sciences Fund L.P. II	10,800	10,800	0	—

(1)	The securities are held for the benefit of The Gordon S. Macklin Family Trust under Agreement dated 7/7/94. Gordon Macklin is the natural person who exercises the sole voting and investment power for The Gordon S. Macklin Family Trust under Agreement dated 7/7/94. Gordon Macklin is a member of our board of directors, and beneficially owns an additional 111,143 shares of our common stock.

*	Represents less than 1%.

PLAN OF DISTRIBUTION

     The Selling Stockholders may sell the common stock from time to time. The Selling Stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The Selling Stockholders may make these sales on one or more exchanges, in the over-the-counter market, through put or call options transactions relating to the shares, through short sales of such shares, in privately negotiated transactions or a combination of such methods of sale or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, fixed prices, varying prices determined at the time of sale or at negotiated prices. The Selling Stockholders will have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     The Selling Stockholders may use one or more of the following methods to sell the common stock:

•	a block trade in which the Selling Stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     To our knowledge, none of the Selling Stockholders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock offered by this prospectus; however, the Selling Stockholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of each Selling Stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

     The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers, and the Selling Stockholders, may be deemed to be “underwriters” within the meaning of section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders.

     We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expense and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the Selling Stockholders against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

LEGAL MATTERS

     Certain legal matters with respect to the common shares offered hereby have been passed upon for us by Hogan & Hartson L.L.P., Baltimore, Maryland.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended October 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

__________________

MARTEK
BIOSCIENCES
CORPORATION

1,177,000 shares

Common Stock

PROSPECTUS

January      , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses to be paid by the Company in connection with the distribution of the securities being registered hereby. All the amounts are estimates, except the Commission registration fee. The selling stockholders will bear the cost of all selling commissions and underwriting discounts with respect to the sale of any securities by them.

Securities and Exchange Commission registration fee	$6,082
Blue sky qualification fees and expenses	5,000
Legal fees and expenses	35,000
Accounting	15,000
Miscellaneous expenses	5,000

Total	$66,082

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorney’s fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     Article ELEVENTH of the Company’s Certificate of Incorporation, provides that the Company will indemnify its directors and officers to the full extent permitted by law and that no director shall be liable for monetary damages to the Registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit. In addition, under indemnification agreements with its directors, the Registrant is obligated, to the fullest extent permissible by the DGCL, as it currently exists or may be amended, to indemnify and hold harmless its directors, from and against all expense, liability and loss reasonably incurred or suffered by such directors.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          (a) Exhibits

Exhibit
Number	Exhibit Description

4.1	Specimen Stock Certificate. (1)
5.1	Opinion of Hogan & Hartson L.L.P.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24	Powers of Attorney (included in the Signature Page to this Registration Statement)

     (1)  Incorporated by reference from the Registrant’s Registration Statement on Form S-1 (No. 33-68922) declared effective
            November 23, 1993.

ITEM 17. UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Howard, State of Maryland on January 10, 2002.

Martek Biosciences Corporation

By:	/s/ HENRY LINSERT, JR Henry Linsert, Jr. Chief Executive Officer

POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Henry Linsert, Jr., Peter L. Buzy, George P. Barker and Michael J. Silver, and each of them, with full power of substitution and resubstitution and each with full power to act without the other, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission or any state, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: January 10, 2002	/s/ Henry Linsert, Jr. Henry Linsert, Jr. Chief Executive Officer and Director (Principal Executive Officer)

Date: January 10, 2002	/s/ Peter L. Buzy Peter L. Buzy (Chief Financial and Principal Accounting Officer)

Date: January 10, 2002	/s/ Jules Blake Jules Blake Director

Date: January 10, 2002	/s/ Gordon S. Macklin Gordon S. Macklin Director

Date: January 10, 2002	/s/ Ann L. Johnson Ann L. Johnson Director

Date: January 10, 2002	/s/ Douglas J. MacMaster, Jr. Douglas J. MacMaster, Jr. Director

Date: January 10, 2002	/s/ John H. Mahar John H. Mahar Director

Date: January 10, 2002	/s/ Sandra Panem Sandra Panem Director

Date: January 10, 2002	/s/ Richard J. Radmer Richard J. Radmer Director

Date: January 10, 2002	/s/ Eugene H. Rotberg Eugene H. Rotberg Director

Date: January 10, 2002	/s/ William D. Smart William D. Smart Director